SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒    Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

or

☐    Transition Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the transition period from to	Commission file number 1-8607

BellSouth Retirement Savings Plan

BellSouth Corporation

1155 Peachtree Street, N.E.

Atlanta, Georgia 30309-3610

BELLSOUTH RETIREMENT SAVINGS PLAN

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit 23—Consent of Independent Registered Public Accounting Firm	21

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

BellSouth Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BellSouth Retirement Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia

June 28, 2006

BELLSOUTH RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005

(In Thousands)

2005

ASSETS
Share of Master Savings Trust net assets	$5,062,122
Participant Loans	50,898

Total Investments	5,113,020
Employee contributions receivable	5,854
Employer contributions receivable	2,988
Other receivables	2,258

Total Assets	5,124,120

LIABILITIES
Other payables	9,546

Total Liabilities	9,546

Net Assets Available for Benefits	$5,114,574

The accompanying notes are an integral part of these financial statements

BELLSOUTH RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004

(In Thousands)

2004

ASSETS
Share of Master Savings Trust net assets	$4,950,484
Participant Loans	47,261

Total Investments	4,997,745
Employee contributions receivable	5,336
Employer contributions receivable	2,383
Other receivables	3,442

Total Assets	5,008,906

LIABILITIES
Other payables	11,445

Total Liabilities	11,445

Net Assets Available for Benefits	$4,997,461

The accompanying notes are an integral part of these financial statements

BELLSOUTH RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

Year Ended December 31, 2005

(In Thousands)

2005

Net Assets Available for Benefits, December 31, 2004	$4,997,461

Employee contributions	168,954
Employer contributions	74,533
Transfer of participants’ balances—net	11,135

Total Contributions and Transfers	254,622
Share of Master Savings Trust investment activities	263,517
Interest on participant loans	2,685

Total additions	520,824

Less: Distributions to participants	(403,711)

Net Assets Available for Benefits, December 31, 2005	$5,114,574

The accompanying notes are an integral part of these financial statements

BELLSOUTH RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

Year Ended December 31, 2004

(In Thousands)

	Investment Funds	Employee Stock Ownership Plan		2004 Total
		Allocated	Unallocated
Net Assets Available for Benefits, December 31, 2003	$4,150,683	$575,134	$34,558	$4,760,375

Employee contributions	150,188	—	—	150,188
Employer contributions	59,323	—	—	59,323
Transfer of participants’ balances—net	608,013	(571,286)	—	36,727
Transfer of dividends to offset expenses	—	—	(306)	(306)
Allocation of shares to participants	—	33,935	(33,935)	—

Total Contributions, Allocations and Transfers	817,524	(537,351)	(34,241)	245,932
Share of Master Savings Trust investment activities	396,026	—	—	396,026
Interest on participant loans	2,574	—	—	2,574
Net appreciation/(depreciation) in investments	—	(27,628)	(317)	(27,945)

Total additions	1,216,124	(564,979)	(34,558)	616,587

Less: Distributions to participants	(369,346)	(10,155)	—	(379,501)

Net Assets Available for Benefits, December 31, 2004	$4,997,461	$—	$—	$4,997,461

The accompanying notes are an integral part of these financial statements

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per-Participant Amounts)

1.    Plan Description

General

The following description of the BellSouth Retirement Savings Plan (the “Plan”) provides only general information. For additional information, participants should refer to the Plan Prospectus/Summary Plan Description, as supplemented (“SPD”). A copy of the SPD can be obtained either online through Benefits at Your Fingertips or by calling the BellSouth Participant Service Center at 1-866-697-1006. In addition, copies of the Plan, trust agreement and other related documents which include details of the Plan can be obtained by writing to: Secretary, BellSouth Savings Plan Committee, Room 13C09, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309-3610.

The Plan was established by BellSouth Corporation (“BellSouth”) to provide a convenient way for management employees to save for their retirement on a long-term basis and to acquire an ownership interest in BellSouth. The Plan consists of three parts: one is a profit sharing plan which includes a qualified cash or deferred arrangement and which is intended to qualify as such under Sections 401(a), 401(k) and 401(m) and related sections of the Internal Revenue Code of 1986, as amended (the “Code”); the second part is an Employee Stock Ownership Plan (“ESOP”) which is designed as a stock bonus plan to invest primarily in shares of BellSouth Common Stock and which is intended to qualify under Sections 401(a), 401(m) and 4975(e)(7) and related sections of the Code; and the third part is an employee stock ownership plan which is designed as a stock bonus plan to invest primarily in BellSouth shares held in the BellSouth Stock Fund and which is intended to qualify as such under Code sections 401(a), 401(k), 401(m) and 4975(e)(7) and related sections of the Code. As such, participants invested in the BellSouth Stock Fund may elect to have their quarterly dividends either reinvested in the fund or passed-through and paid to them outside the Plan in cash as taxable income. Effective March 15, 2002, participants in the Plan were able to diversify their past and future company match, previously held in the ESOP Allocated Shares Fund. Effective July 1, 2003, participants having shares in the Allocated ESOP fund were able to elect to have their quarterly dividends either reinvested in the fund or passed-through and paid to them outside the Plan in cash as taxable income. All regular full-time and part-time employees of participating BellSouth companies who are not covered by a collective bargaining agreement, have attained the age of 18, and have completed at least one month of service are eligible to participate. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended. Effective March 31, 2004, the ESOP Allocated Shares were merged into the BellSouth Stock Fund and the quarterly dividend election with respect to the BellSouth Stock Fund was applied to the merged Allocated ESOP shares for dividends payable on or after April 1, 2004. Upon the ESOP Allocated Shares merger into the BellSouth Stock Fund, the Employee Stock Ownership Plan (“ESOP”) terminated.

Effective January 1, 2004, participants’ Basic Contributions receive matching contributions in cash, allocated to investment funds with the same elections used for employee deferrals.

Master Trust

For investment purposes, substantially all investable assets of the Plan are held in the BellSouth Master Savings Trust (the “Master Savings Trust”). The Master Savings Trust also holds the investable assets of the BellSouth Savings and Security Plan (“SSP”).

Investment Options

At December 31, 2005 and 2004, the Master Savings Trust’s investments were comprised of the following investment vehicles: BellSouth Stock Fund, Indexed Stock Fund, Interest Income Fund, Bond Fund, Balanced

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

1.    Plan Description—(continued)

Fund, BrokerageLink Account and the following mutual funds: Fidelity Growth & Income Portfolio, Vanguard Growth Index—Institutional, DFA U.S. Small Cap Value II Fund, T. Rowe Price Mid-Cap Growth, DFA U.S. Large Cap Value II Fund and DFA International Value II Fund.

Unlike the other funds offered by the Plan, BrokerageLink Account consists of individual brokerage accounts in which participants act as their own investment advisor and may choose from a broad range of investment options. The investment options include no-load and load mutual funds, stocks listed on U.S. securities exchanges, bonds and other fixed-income investments. Participants open a BrokerageLink account through transfer of existing balances from the other existing funds and are assessed additional fees and commissions which are discussed in Note 4. There were 1,315 participants invested in BrokerageLink at December 31, 2005 and 1,310 participants invested in the BrokerageLink at December 31, 2004.

BrokerageLink accounts cannot be accessed directly for loans, withdrawals or distributions. Participants who want a loan, withdrawal or distribution from the BrokerageLink accounts must first transfer the desired amount from the BrokerageLink accounts to the Interest Income Fund for a minimum of one day where it may then be transferred to another fund in the Plan.

Effective January 1, 2005, the participant fee for BrokerageLink access was eliminated.

Concentrations of Risk

At December 31, 2005 and 2004, the Plan’s assets were significantly concentrated in shares of BellSouth Common Stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

The Plan’s other investment options include a variety of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Vesting

All participant and company contributions vest immediately.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 minus the highest outstanding loan principal balance over the previous twelve months or 50 percent of their before-tax account balances as defined by the Plan document and any amounts rolled over to the Plan from other qualified plans. Loan balances are secured by the assets allocated to the participants’ accounts and bear interest at various rates which ranged from 5.00% to 10.5% at December 31, 2005 and 2004. Principal and interest are paid ratably through periodic payroll deductions for active employees and by coupon for nonactive employees.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installment payments. If the vested balance is $1,000 or less, the full amount will be distributed in a lump-sum.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

Service Providers

State Street Bank & Trust Company serves as the Trustee for the Master Savings Trust. Fidelity Investments, Inc. serves as the recordkeeper and service center for the Plan. Fidelity Investments, Inc. provides brokerage services for BrokerageLink.

2.    Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

With respect to the Statements of Net Assets Available for Benefits, for the years presented, the allocated Share of Master Savings Trust Net Assets includes investments at fair value, accrued interest income, accrued dividends, receivables for investments sold, payables for investments purchased and accrued administrative expenses of the Master Savings Trust.

With respect to the Statements of Changes in Net Assets Available for Benefits, for the years presented, the allocated Share of Master Savings Trust investment activities includes the sum of realized gains, net of realized losses, the net change in unrealized appreciation/(depreciation) of the fair value of the investments, interest income, dividends, investment manager fees and other administrative fees paid by the Master Savings Trust.

Benefit payments are generally recorded when paid.

Certain reclassifications have been made to the 2004 balances to conform to the 2005 presentation.

3.    Contributions

Employee contributions to the Plan are recorded based on Basic Contributions of up to 6% of eligible compensation and Supplemental Contributions of up to 9% of eligible compensation for those participants wishing to contribute additional amounts. Total contributions may not exceed 15% of eligible compensation. Contributions are designated by the participants as before-tax or after-tax, subject to certain IRS limitations.

Effective November 1, 2002, BellSouth implemented a catch-up contribution feature which allowed eligible participants to contribute an additional $1,000 in 2002. This amount increases by $1,000 each year until it reaches $5,000 in 2006 after which it may be adjusted for inflation in $500 increments.

As discussed in Section 3 of the Plan document, participants may also rollover amounts into the Plan from other qualified plans.

Participants’ Basic Contributions receive a matching contribution in cash which is allocated to participant accounts according to their current investment elections:

Contribution Type	%	Company Match
Basic	2	100%
Basic	3-6	Varies by Company
Supplemental	7-15	None

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

The matching percentage is based on company financial performance and the performance of BellSouth stock. The match percentage remains in effect for a twelve-month period from April 1 through March 31. The range of effective match rates on Basic Contributions for the two years ended December 31, 2005 were as follows:

	2005	2004
January-March	72%	60%
April-December	85%	72%

4.    Plan Expenses

Each participant in the Plan is charged a flat annual fee for Plan administrative expenses, including recordkeeping, trustee and other expenses considered reasonable by the Plan administrator. The fee is divided on a pro rata basis among each investment option of the participant. The per-participant fee is $36.00 for 2005 and 2004. Additional fees are charged to individual participants for various services provided by the Plan’s recordkeeper.

Investment manager fees are paid by the Master Savings Trust. The Plan’s share of investment manager fees included in allocated share of Trust investment activities in the Statements of Changes in Net Assets Available for Benefits, for the years presented, were as follows:

	For the Year Ended December 31, (in 000s)
	2005	2004
BellSouth Stock Fund	$153	$167
Indexed Stock Fund	88	94
Interest Income Fund	467	424
Balanced Fund	148	141
Bond Fund	360	331
Allocated ESOP	—	14

	$1,216	$1,171

Mutual funds incur operating expenses which reduce the overall return of the respective mutual fund. These expenses, expressed as percentages of fund assets, which were assessed against the mutual funds by their respective managers, were as follows:

	For the Year Ended December 31,
	2005	2004
Vanguard Growth Index-Institutional	0.11%	0.08%
Fidelity Growth & Income Portfolio	0.68%	0.70%
T. Rowe Price Mid-Cap Growth	0.80%	0.83%
DFA U.S. Small Cap Value II Fund	0.27%	0.28%
DFA International Value II Fund	0.31%	0.37%
DFA U.S. Large Cap Value II Fund	0.18%	0.21%

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

5.    Tax Status

The Plan was amended and restated effective July 1, 2001 to comply with the provisions of the GUST amendment to ERISA. The following acts are collectively referred to as the GUST amendment: the Retirement Protection Act of 1994, Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998.

The Internal Revenue Service has determined and informed BellSouth by a favorable determination letter dated August 6, 2002 that the Plan and related Trust meet the requirements of Section 401(a) of the Code and are exempt from federal income taxes under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s ERISA counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

The federal income tax effects on participants with respect to the Plan are described in the SPD.

6.    Termination Priorities

BellSouth intends to continue the Plan indefinitely but reserves the right to terminate or amend it. In the event the Plan is terminated and if BellSouth or its subsidiaries sponsor another defined contribution plan, the participants may elect to have their account balances transferred to the other plan. If BellSouth or its subsidiaries do not sponsor such a plan, the participants would receive a lump-sum distribution of the value of their account balances.

7.    Interest in BellSouth Master Savings Trust

The assets of the Plan are held in the Master Savings Trust and are commingled with the assets of the BellSouth Savings and Security Plan. The assets of the Master Savings Trust are allocated to the Plan based upon the total of each individual plan participant’s share of the Master Savings Trust’s net assets. The Plan’s allocated share of the total net assets of all investments in the Master Savings Trust was 69.49% at December 31, 2005 and 69.13% at December 31, 2004. The Plan’s allocated shares of the net assets of each fund in the Master Savings Trust at December 31, 2005 and 2004 were as follows:

	2005	2004
BellSouth Stock Fund	55.67%	55.70%
Indexed Stock Fund	84.56%	85.26%
Interest Income Fund	71.29%	71.51%
Vanguard Growth Index-Institutional	68.73%	68.86%
Fidelity Growth & Income Portfolio	69.37%	70.67%
Balanced Fund	73.78%	75.58%
Bond Fund	76.52%	78.45%
T. Rowe Price Mid-Cap Growth	70.59%	71.08%
DFA U.S. Small Cap Value II Fund	70.19%	71.79%
BrokerageLink Account	100.00%	100.00%
DFA International Value II Fund	70.69%	72.59%
DFA U.S. Large Cap Value II Fund	69.51%	69.12%
Other	58.85%	59.08%

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

The financial position of the Master Savings Trust at December 31, 2005 and 2004 was as follows:

Assets:	2005 (in 000s)		2004 (in 000s)
Investments at value:
BellSouth Stock Fund:
BellSouth Common Stock	$1,600,771	#	$2,033,968	#
Temporary cash investments	6,023		7,874
Indexed Stock Fund:
Equity Index Fund	776,572	#	844,700	#
Interest Income Fund:
Security backed investments	2,009,956	#	1,913,683	#
Temporary cash investments	30,394		40,195
Vanguard Growth Index-Institutional	205,457		213,528
Fidelity Growth & Income Portfolio	247,463		245,604
Balanced Fund:
Equities	147,711		138,100
Fixed income securities	2,682		1,499
Temporary cash investments	15,009		17,615
Variation margin receivable/(payable)	(6)		(55)
Bond Fund:
Fixed income securities	248,464		211,055
Equities	—		1,133
Temporary cash investments	10,985		15,506
T. Rowe Price Mid-Cap Growth	576,143	#	427,526	#
DFA U.S. Small Cap Value II Fund	603,919	#	532,563	#
DFA International Value II Fund	370,188	#	212,297
BrokerageLink Account:
Equities	50,782		47,258
Registered investment company	44,730		35,629
Fixed income securities	221		66
Temporary cash investments	18,757		18,546
DFA U.S. Large Cap Value II Fund	353,775		213,722
Other:
Temporary cash investments	14,001		16,908
Cash and cash equivalents	—		1
Dividends and interest income receivable	9,383		8,977
Receivable for investments sold	12,773		2,506

	7,356,153		7,200,404
Liabilities:
Payable for investments purchased	70,103		37,345
Other payables	1,645		1,635

Trust net assets (excluding ESOP Trusts)	$7,284,405		$7,161,424

Investments at cost	$6,688,087		$6,518,766

#	Represents an individual investment which is 5% or more of the Net Assets of the Master Savings Trust.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

Valuation of Investments

Investment securities, other than debt securities, listed on either a national or foreign securities exchange or traded in the over-the-counter National Market System are generally valued each business day at the official closing price (typically the last reported sale price) on the exchange on which the security is primarily traded. If there are no current day sales, the securities are valued at their last quoted bid price. Other securities traded over-the-counter and not part of the National Market System are valued at their last quoted bid price. Debt securities (other than certain short-term obligations) are valued each business day by an independent pricing service or broker approved by the Trustee. Master Trust investments in any investment companies, unit investment trusts or similar investment funds arc valued daily at their closing net asset values (or unit value) per share. Any other securities for which market quotations are not readily available are valued at their fair value as determined in good faith by the Trustee. There are inherent limitations in any estimation technique and the amounts realized in a subsequent sale may differ from the amounts recorded and such differences may be material. Short term debt securities are valued at market value.

The Master Savings Trust offers investment options to the participants through various managed accounts which are valued on a unitized basis, based on the underlying assets of each account. The managed accounts include the Interest Income Fund, the Balanced Fund, the Indexed Stock Fund and the Bond Fund.

Interest Income Fund

Assets in the Interest Income fund include derivative financial instruments and temporary cash investments. The most significant of the derivatives, guaranteed investment contracts (“GICs”) including synthetic GIC’s, are used to offer a fixed interest rate of return over time, in which the principal and interest components can be accessed at book value. Synthetic GIC’s are actively managed, collateralized portfolios which offer increased credit quality over traditional GIC’s.

•	Temporary Cash Investments—These are short-term money market investments, maturing in less than twelve months, that are necessary to meet daily liquidity needs.

•	General Account Investment Contracts—These contracts are also referred to as traditional investment contracts. An investment contract is termed “general account” when the assets committed to the contract are commingled with other general assets of the contract issuer. The contract issuer promises to return the invested principal plus a stated rate of interest upon maturity. The quality of the promise is a function of the financial condition of the contract issuer.

•	Security Backed Investments—These are generic terms which refer to investment contracts other than “traditional” general account investment contracts as defined above. These investments consist of a combination of marketable securities, owned directly by the Plan or as units of a separate account or trust owned by the Plan, and an investment contract that provides liquidity for eligible employee benefits at book value.

—	Group Trust Investment Contracts—Group Trust refers to the INVESCO Group Trust for Retirement Benefit Plans. The INVESCO Group Trust contains a series of commingled investment funds, available only to INVESCO clients, constructed to provide a stable value portfolio with the beneficial elements of various fixed income management strategies. The Plan’s investment in any one of the various INVESCO Group Trust Funds is unitized and may be “wrapped” by an independent financial institution through the issuance of an investment contract.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

—	Separate Account Investment Contracts—An investment contract is termed “separate account” when the assets committed to the contract are segregated from the general assets of the contract issuer through the use of a specifically identifiable separate account. The separate account may be comprised of investments from one Plan or Trust, or comprised of investments from multiple qualified retirement Plans and Trusts. Though ownership of the assets held in a separate account is retained by the contract issuer, the assets are protected from liabilities arising from the contract issuers’ general operations. The investment performance of a separate account investment contract may be a function of the investment performance of the investments held in the separate account.

—	Synthetic Investment Contract—The term “synthetic” investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A “synthetic” investment contract, also referred to as a “wrap” contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan’s ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

The value of the Interest Income Fund reflected in these financial statements is based upon the principal invested and the interest credited. The fair value of the Interest Income Fund, by investment type, at December 31, 2005 and 2004 was as follows:

	December 31, 2005 (in 000s)	December 31, 2004 (in 000s)
Security backed investments:
Underlying assets	$2,003,359	$1,954,898
Wrapper contracts	6,597	(41,215)

Total contracts	$2,009,956	$1,913,683

The contracts held by the Master Savings Trust in the Interest Income Fund are considered fully benefit-responsive in accordance with AICPA Statement of Position 94-4. On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements for issued for periods ending after December 15, 2006.

Management intends to adopt the FSP in the Plan’s financial statements for the year ended December 31, 2006 and Benefit-responsive investment contracts will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment contracts shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive. The crediting interest rate was 4.53% at December 31, 2005 and 4.51% at December 31, 2004. The average yield was 4.55% in 2005 and 4.41% in 2004. Interest rates are reset on a semi-annual, quarterly or monthly basis to move the current book value of these investments toward the projected future market value over the life of the contract.

Balanced Fund

Assets in the Balanced Fund include investments in derivatives, consisting of highly liquid exchange traded equity and debt futures. The derivatives are used primarily to rebalance the fixed income/equity allocation of the Trust’s portfolio.

A futures contract is an agreement between two parties to buy and sell a financial instrument at a set price on a future date. Generally, upon entering into such a contract, the Master Trust is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange. Pursuant to the contract, the Master Trust agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as “variation margin” and arc recorded by the Master Trust as unrealized appreciation or depreciation. When the contract is closed the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Risks arise from the possible inability of counter-parties to meet the terms of their contracts and from movements in currency values. Risks of entering into futures contracts include: (1) the risk that the price of the futures contracts may not move in the same direction as the price of the securities in the various markets; (2) the risk that there will be no liquid secondary market when the Master Trust attempts to enter into a closing position; (3) the risk that the Master Trust will lose an amount in excess of the initial margin deposit.

As of December 31, 2005 and 2004, open futures positions represented less than one percent of total investments. Open futures contracts as of December 31, 2005 and 2004 are as follows:

	2005			2004
Description	Expiration Month	Number of Contracts	Unrealized Appreciation/ (Depreciation) (in 000s)	Expiration Month	Number of Contracts	Unrealized Appreciation/ (Depreciation) (in 000s)
S&P 500 Index Futures	03/06	53	$17	03/05	71	$(37)
U.S. Treasury Bonds Futures	03/06	(60)	(147)	03/05	(49)	(18)

Total			$(130)			$(55)

A United States Treasury Bill security with a market value of $2,550,750 is pledged as collateral for the aforementioned open futures contracts.

Indexed Stock Fund

Assets in the Indexed Stock Fund include investments in the Large Cap Segment of the U.S. equity market to approximate the risk and return characteristics of the S&P 500 Index.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

Bond Fund

Assets in the Bond Fund include a broad array of U.S. Treasury and U.S. Government agency, corporate and mortgage bonds. In addition, the Bond Fund is party to the following types of investment activities.

•	Delayed Delivery Transactions—The Bond Fund may purchase or sell securities on a when-issued or delayed delivery basis. These transactions involve a commitment by the Bond Fund to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement period. When delayed delivery purchases are outstanding, the Bond Fund, or one of its sub-advisors, will set aside or earmark internally until the settlement date, liquid assets in an amount sufficient to meet the purchase price. When purchasing a security on a delayed delivery basis, the Bond Fund assumes the rights and risks of ownership, including the risk of price and yield fluctuations, and takes such fluctuations into account when determining its net asset value. The Bond Fund may dispose of or renegotiate a delayed delivery transaction after it is entered into, and may sell when-issued securities before they are delivered, which may result in a capital gain or loss. As of December 31, 2005 and 2004, delayed delivery transactions represented less than one percent of total investments.

•	Inflation Indexed Bonds—The Bond Fund may purchase inflation-indexed bonds which are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. Over the life of the bond, interest will be paid based on a principal value adjusted for inflation. Any increase in the principal value is considered interest income, even though the Bond Fund will not receive the principal until sold or until maturity.

Securities Transactions and Investment Income

Security transactions are accounted for on the trade date. Securities purchased or sold on a when-issued or delayed delivery basis, if any, may be settled a month or more after the trade date. Realized gains and losses from security and currency transactions are determined on the basis of average cost. Dividend income is recognized on the ex-dividend date and interest income is recognized on the accrual basis. Corporate actions are recorded on the ex-date. Premiums and discounts on fixed income securities are amortized. Realized gains and losses as well as the current unrealized gains and losses of investments are recorded currently to income.

Investment activities of the Master Savings Trust are allocated to the Plan based upon the total of each individual Plan participant’s share of the Master Savings Trust investment activities during the year ended December 31, 2005 and 2004.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

The Master Savings Trust investment activities for the years ended December 31, 2005 and 2004 were as follows:

	For the Year Ended December 31, (in 000s)
	2005	2004
Investment Activities:
Dividends on shares of BellSouth Common Stock and mutual funds	$212,327	$138,101
Interest Income Fund income	88,674	82,433
Other interest	15,211	14,596
Net change in realized and unrealized gains on investments	53,902	267,361
Investment manager fees	(1,691)	(1,643)
Other fees	(3,906)	(4,110)

Net investment activities	$364,517	$496,738

During 2005 and 2004 the Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $53,902,000 and $267,361,000, respectively as follows:

	For the Year Ended December 31, (in 000s)
	2005	2004
Common stock	$(56,093)	$(45,414)
Common collective trust	44,136	98,562
Registered investment company	68,512	210,869
US government securities	(1,919)	1,123
US government agency securities	(883)	2,175
Corporate bonds	(87)	328
Mortgages and other	236	(282)

	$53,902	$267,361

8.    Commitments and Contingencies

In September and October 2002, three substantially identical class action lawsuits were filed in the United States District Court for the Northern District of Georgia against BellSouth, its directors, three of its senior officers, and other individuals, alleging violations of the Employee Retirement Income Security Act (“ERISA”). In January 2004, a fourth ERISA class action lawsuit was filed in the same court. All cases have been consolidated and an Amended Consolidated Complaint was filed on April 2, 2004. The plaintiffs, who seek to represent a putative class of participants and beneficiaries of BellSouth’s 401(k) plans (the “Plans”), allege in the Consolidated Complaint that Bellsouth and the individual defendants breached their fiduciary duties in violation of ERISA, by, among other things, (1) failing to provide accurate information to the Plans’ participants and beneficiaries; (2) failing to ensure that the Plans’ assets were invested properly; (3) failing to monitor the Plans’

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

8.    Commitments and Contingencies—(continued)

fiduciaries; (4) failing to disregard Plan directives that the defendants knew or should have known were imprudent and (5) failing to avoid conflicts of interest by hiring independent fiduciaries to make investment decisions. The plaintiffs are seeking an unspecified amount of damages, injunctive relief, attorneys’ fees and costs. Certain underlying factual allegations regarding BellSouth’s advertising and publishing subsidiary and its Latin American operation are substantially similar to the allegations in the putative securities class action captioned In re BellSouth Securities Litigation. Subject to the approval of the court, the parties have reached a settlement of the ERISA lawsuits. The settlement is on behalf of the Plans and certain participants who brought claims individually and on behalf of the Plans pursuant to ERISA section 502(a)(2). BellSouth does not expect the settlement to have a material effect on the Company. The principal terms of the settlement increase the minimum levels below which Company matching contributions may not fall for a three-year period. The settlement does not require any other unreimbursed cash payments by the Company.

9.     Subsequent Event

Effective April 1, 2006, BellSouth implemented Roth 401(k) contributions in accordance with Code Section 402A of the Internal Revenue Code of 1986, as amended, and applicable regulations thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the BellSouth Retirement Savings Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BellSouth Retirement Savings Plan

By: BellSouth Corporation

BY:    /S/    JAMES N. YOUNG

      James N. Young

      Chief Investment Officer

Date: June 28, 2006

BELLSOUTH CORPORATION

BELLSOUTH RETIREMENT SAVINGS PLAN

EIN# 58-1533433/PLAN#002

PLAN YEAR ENDED 12/31/2005

SUPPLEMENTAL SCHEDULE H,

LINE 4I-SCHEDULE 1

BELLSOUTH RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(A)	(B) Identity of issue, borrower, lessor, or similar party	(C) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(D) Cost**	(E) Current value
*	Participant Loans	5.00% -10.50% at varying maturity dates	—	$50,898,430

Total Participant Loans				$50,898,430

*	Represents a party in interest to the Plan

**	Cost is not required for participant directed investments in an individual account plan